

August 12, 2011

Via E-mail

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, IN 46278

>   **Re: Interactive Intelligence, Inc.**
>   **Form 8-K filed on January 28, 2011**
>   **Form 10-K for the Fiscal Year ended December 31, 2010**
>   **Filed March 16, 2011**
>   **Form 10-Q for the Quarterly Period ended March 31, 2011**
>   **Filed May 9, 2011**
>   **File No. 000-27385**

Dear Mr. Head:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on January 28, 2011

1.   We believe the non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K filed on January 28, 2011 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of

Regulation S-K or Regulation G. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K filed on April 25, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Historical Results of Operations

Income Tax Expense, page 28

2.   Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 29

3.   We note that your current disclosures are unclear as to whether a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents and short-term investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk, page 30

4.   We note your various investments presented in Note 3 on page 41. Please tell us how you considered providing quantitative disclosures about interest rate risk related to these

investments under one of the three alternatives contained in Item 305(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.   We note you disclose on page 5, that, "some customers licensing [y]our CIC software also purchase certain hardware from us, such as servers and telephone handsets, and occasionally networking hardware, as part of the solution." You further disclose that certain appliances are developed as a combination of hardware and your software. We further note on page 37, that you recognize hardware sales when the hardware is delivered and all other revenue recognition criteria are met. Please tell us your considerations if these offerings that include hardware are deemed to be multiple element arrangements and your considerations of providing the related disclosures. Refer to FASB ASC 605-25.

Note 3. Investments, page 40

6.   We note that you provide a table of your financial assets as of December 31, 2010. Tell us how you considered providing a table of your financial assets for each balance sheet date. Refer to FASB ASC 820-10-50-2. Similar concerns apply to your Note 3 on page 6 of your Form 10-Q for the quarterly period ended March 31, 2011.

Note 10. Income Taxes, page 46

7.   We note your disclosure on page 47, that you file income tax returns in various foreign jurisdictions. We further note you disclose on page 47, that revenues derived from non-North American customers accounted for approximately 27% of your total revenues in 2010, 2009, and 2008. Please explain to us why you do not show any reconciling item related to foreign income tax expense in your expected income tax expense compared to actual income tax expense table on page 47.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

8.   We note your disclosure of adoption of FASB ASU 2009-13 and ASU 2009-14 as of January 1, 2011. In this regard, we note that certain of your offerings are deemed to be multiple-deliverable revenue arrangements and hardware is included in certain of your

offerings. Tell us and disclose, as applicable, the accounting policy impact of the adoption on each of your product and service offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant